United States securities and exchange commission logo





                              May 5, 2020

       Ryan Bettencourt
       Chief Executive Officer
       Legion Works, Inc.
       4275 Executive Square, Suite 200
       La Jolla, CA 92037

                                                        Re: Legion Works, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 20,
2020
                                                            File No. 024-11169

       Dear Mr. Bettencourt:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2020 letter.

       Amendment #1 to Form 1-A

       Dilution, page 31

   1. We note your disclosure now indicates new investors will experience immediate dilution of approximately $0.23
per share. Please tell us how you calculated this amount. It appears that the $0.23
dilution calculation assumes a purchase price of $0.75 for all pro forma shares issued,
including the shares obtained by purchasing units offered at $0.50 per unit. In addition, we
note that the first dilution table on page 32 has not been revised. As previously requested,
please tell us how you considered both the shares obtained for $0.50 upon purchase of a unit
and shares obtained for $0.75 upon exercise of a warrant in
                                                        determining dilution to
new investors.
 Ryan Bettencourt
Legion Works, Inc.
May 5, 2020
Page 2
Description of the Business, page 35

2. We note that you have entered into a letter of intent to purchase Hello Bar LLC. Please tell us if you consider this or any other acquisition probable at this time. If so, please tell us what consideration you gave to providing the financial statements required by Part
         F/S of Regulation A and Rule 8-04 of Regulation S-X.
3. We note that you have entered into a letter of intent to purchase Hello Bar, LLC and that you anticipate entering a definitive agreement. Please revise to address the preliminary terms of the letter of intent. Also revise to provide the material information regarding
         Hello Bar LLC and its operations in the offering statement. Finally, file the definitive agreement with Hello Bar if and when it is finalized.
Interest of Management and Others in Certain Related-Party Transactions and Agreements, page
47

4. We note your response to comment 6 and we reissue our comment. Please revise to name the parties in the noted related party transactions, indicate their relationship to the issuer and indicate the amount of their interest in the transactions. See
Item 13 of Form 1-A.
Signatures, page 53

5. We note your response to comment 8 and we reissue it in part. Please revise to include the signature of the principal accounting officer or indicate the appropriate capacity.
Index to Exhibits, page 54

6. Please revise your exhibit index to include the letter of intent to purchase Hello Bar LLC.
       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameRyan Bettencourt                               Sincerely,
Comapany NameLegion Works, Inc.
                                                                 Division of
Corporation Finance
May 5, 2020 Page 2                                               Office of Real
Estate & Construction
FirstName LastName